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                             April 17, 2023

       J. Christopher Douglas
       Chief Financial Officer
       Healthcare Realty Trust Incorporated
       3310 West End Avenue
       Suite 700
       Nashville, Tennessee 37203

                                                        Re: Healthcare Realty
Trust Incorporated
                                                            Form 10-K for the
fiscal year ended December 31, 2022
                                                            Form 8-K
                                                            Filed March 1, 2023
                                                            File Nos. 001-35568

       Dear J. Christopher Douglas:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the year ended December 31, 2022

       General

   1. We note from your explanatory note that separate consolidated financial statements of the
                                                        OP have not been
presented since the company satisfies the eligibility conditions specified in Rule 3-10(a) of
Regulation S-X. However, summarized financial information pursuant to Rule 13-01(a)(4) of
Regulation S-X is also omitted. Please tell us your consideration for providing such
summarized financial information or explain to us and disclose in future filings if the
company meets any of the conditions pursuant to Rule 13-01(a)(4)(vi)
                                                        of Regulation S-X.
 J. Christopher Douglas
FirstName
Healthcare LastNameJ.
            Realty TrustChristopher
                        IncorporatedDouglas
Comapany
April       NameHealthcare Realty Trust Incorporated
       17, 2023
April 217, 2023 Page 2
Page
FirstName LastName
Funds from Operations ("FFO"), Normalized FFO and Funds Available for
Distribution
("FAD"), page 41

2. We note your presentation of FFO per common share and Normalized FFO per common share. Please tell us your consideration of providing a reconciliation for these non-GAAP measures from the most directly comparable measure calculated in accordance with
         GAAP. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.10(a) of the
         Division's Non-GAAP Financial Measures Compliance and Disclosure Interpretations.
         This comment also applies to your earnings releases and supplemental information filed
         March 1, 2023 under Form 8-K.
Same Store Cash NOI, page 43

3. Please tell us why you believe including a pre-merger legacy HTA NOI adjustment and presenting a pro forma cash NOI measure are appropriate. In your response, please tell us how you considered the definition of NOI, which is intended to present NOI for same stores actually owned, in making your determination and how you calculated the pre-
         merger legacy HTA NOI adjustment. Also, tell us how you considered Question 100.05 when labeling your non-GAAP measure Proforma Cash NOI. This also applies to your non-GAAP measure labeled Proforma Same store cash NOI included in your supplemental information filed March 1, 2023 under Form 8-K.
Item 15. Exhibits and Financial Statement Schedules, page 104

4. Please tell us how you complied with Item 601(b)(22) of Regulation S-K, or tell us how you determined it was not necessary to include Exhibit 22 listing each subsidiary guarantor, issuer or co-issuer.
Form 8-K filed March 1, 2023

Exhibit 99.1
Healthcare Realty Trust Reports Results for the Fourth Quarter, page 1

5. We note your presentation of a non-GAAP measure, adjusted EBITDA, on page 2 of
         Exhibit 99.1. Please tell us your consideration of providing disclosures required by Item
         10(e)(1)(i) of Regulation S-K, including a reconciliation from the most directly comparable measure calculated in accordance with GAAP.
Proforma Maintenance Capital Expenditures Funding, page 3

6. We note your presentations of proforma maintenance capital expenditures funding, consolidated balance sheet and statements of income on pages 3, 4 and 5, respectively, on a combined and/or pro forma basis for certain periods ending during fiscal year 2022.
         Please clarify for us if these presentations comply with the requirements of Article 11 of
         Regulation S-X. Please note that it is not appropriate to merely combine information for the pre- and post-transaction periods without reflecting relevant pro forma
 J. Christopher Douglas
Healthcare Realty Trust Incorporated
April 17, 2023
Page 3
         adjustments required by Article 11 of Regulation S-X. To the extent these presentations do not comply with Article 11, please tell us how your reconciliations of FFO,
         Normalized FFO and FAD comply with Item 10(e)(1)(i)(B) and Question
101.05 of the
         Division's Non-GAAP Financial Measures Compliance and Disclosure Interpretations.
         This comment also applies to similar presentations included in your supplemental information in Exhibit 99.2, including your EBITDA Reconciliations on page 25 of the supplemental package.
NOI Reconciliations , page 23

7. We note your top down reconciliation of non-GAAP NOI measures, which appears to be a presentation of a non-GAAP income statement. Please tell us how you considered the guidance in Questions 102.10(a) and 102.10(c) of the Division's Non-GAAP Financial
         Measures Compliance and Disclosure Interpretations in determining that your presentation is appropriate.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Paul Cline at 202-551-3851 or Isaac Esquivel at 202-551-3395 if you
have any other questions.



FirstName LastNameJ. Christopher Douglas                     Sincerely,
Comapany NameHealthcare Realty Trust Incorporated
                                                             Division of
Corporation Finance
April 17, 2023 Page 3                                        Office of Real
Estate & Construction
FirstName LastName